Exhibit 99.1

Mobilicom Limited

ABN 26 617 155 978

Annual Report - 31 December 2022

Mobilicom Limited
Contents
31 December 2022

Mobilicom Limited
Corporate directory
31 December 2022

Directors	Oren Elkayam (Chairman and Managing Director)
Yossi Segal (Executive Director)
Campbell McComb (Non-executive Director)
Jonathan Brett (Non-executive Director)

Company secretary	Justin Mouchacca

Registered office	C/- JM Corporate Services
Level 21
459 Collins Street
Melbourne, VIC 3000
Ph: 03 8630 3321

Share register	Boardroom Pty Limited
Level 12, 225 George Street
Sydney, NSW, 2000
Ph: 1300 737 760 (within Australia)
Ph: +61 2 9290 9600

Auditor	BDO Audit Pty Ltd
Collins Square, Tower 4
Level 18, 727 Collins Street
Melbourne, Victoria, 3008

Stock exchange listing	Mobilicom Limited shares are listed on the Australian Securities Exchange (ASX code: MOB) and Mobilicom Limited ADS and warrants are listed on Nasdaq Capital Market (Nasdaq codes: MOB, MOBBW)

Website	https://ir.mobilicom.com/

Corporate Governance Statement	https://ir.mobilicom.com/corporate governance/

Mobilicom Limited
Chairman’s letter
31 December 2022

Dear fellow shareholders,

Having achieved commercial, technological, and financial progress during 2022, Mobilicom is in position to be a leading end-to-end technology and cybersecurity solutions provider to drone and robotics manufacturers globally. Up to date we achieved 44 design wins, 8 of them are leading Tier-1 manufacturers in our targeted market and delivered solutions across 16 countries. During the year, we had a successful Initial public offering on the Nasdaq raising US$13 million in the U.S., which accounts for the world’s largest drones and robotics market for both defence and commercial segments.

As the conflict in Ukraine surpasses the one-year mark, the widescale use of uncrewed aerial vehicles, or UAV, in the conflict underscores the urgent need for robust drone hardware, software and communications solutions with the latest in the cybersecurity systems to protect UAVs from combat attacks. As drone usage continues to increase, the U.S. Pentagon has reportedly budgeted more spending for drones, counter-drone, and warfare detection equipment as part of its most recent $2 billion aid package under the Ukraine Security Assistance Initiative, creating a potential step-in for our products, mainly in the cloud-based software and defensive cybersecurity solutions.

Mobilicom’s AI-based Immunity Cybersecurity and Encryption (ICE) Cybersecurity Suite, is the world’s first AI-based 360° software cybersecurity system that can detect, prevent, and respond to multiple drone and robotics cyber-attacks in real-time without requiring intervention by an operator. ICE is ideally suited to serve the small-size drone commercial and defence market which is forecast to grow at a CAGR of 63% to $27 billion by 2028.

Ready to support both the commercial and defence industry meet cybersecurity challenges, we’ve been very active in helping to set standards in this new technology realm, as we get in front of key procurement decision makers.

This activity during 2022 led to our strategic partnership with Mistral, a US-based provider of high-performance, reliable, and innovative solutions to U.S. defense and federal agencies. Mistral aims to integrate our solutions into U.S. defense industry and U.S. Department of Defense (DOD)-related requisitions. We also became a member of the Association for Uncrewed Vehicle Systems International (AUVSI) and its Cybersecurity Working Group which is developing enterprise cybersecurity standards to address cyber risks specific to uncrewed systems and robotics. In the Cybersecurity Working Group, we are honored to be working alongside other leading defense, drone, and cybersecurity companies including Boeing, Boston Dynamics, Northrup Grumman, and Raytheon.

Operationally, during 2022 we continued to build our highly scalable, repeat transactional business model which includes hardware and software sales, plus recurring managed services revenues. During the year, we had new and repeat orders from the Israel Ministry of Defence (IMOD), Israel Aerospace Industries, Teledyne-Flir, Rafael, Elbit Technologies and several other Tier-1 drone manufacturers, as well as a research grant from USA Space Florida program.

New products launched during the year include SkyHopper Micro, designed to enable mass deployment of small drone fleets and equipped with ICE Cybersecurity software for secure long range and Non-Line of Sight, and urban communication. SkyHopper Micro was designed in collaboration with leading Tier-1 manufacturers of small-size drones to cater to the growing demand for high-use applications including defence intelligence or loitering drones, as well as commercial inspection, security, disaster relief.

While the conflict in Ukraine has put the spotlight on drones in defence, our growing product suite supports broad commercial applications, which over the long-term are expected to surpass military applications in scale and value.

Looking ahead to 2023, we expect to win additional design wins, as well as supporting existing design-win under our pipeline to progress to commercial phase and manufacturing ramp up that will scale our revenues. With a cash balance of A$19 million at the end of December 2022, we are well funded to execute on these opportunities and our growth strategy.

On behalf of the board, I thank our loyal shareholders for their support and our hard working employees for their dedication throughout the year.

We expect 2023 to be a growth year for Mobilicom as we see a convergence of our advanced product portfolio meeting the evolving demands of a dynamic young market for drones and robotics.

Oren Elkayam

Mobilicom Chairman & Managing Director

Mobilicom Limited
Directors’ report
31 December 2022

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Mobilicom Limited (referred to hereafter as the ‘Company’, ‘Mobilicom Australia’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 31 December 2022.

Directors

The following persons were directors of Mobilicom Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Oren Elkayam (Chairman and Managing Director)

Yossi Segal (Executive Director)

Campbell McComb (Non-executive Director)

Jonathan Brett (Non-executive Director)

Principal activities

The Company is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications. The Company is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. The Company’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Financial Highlights

Customers revenue in 2022 decreased 35% compared to 2021 to $2.3 million. The decrease was mainly due to supply chain challenges negatively affecting customers’ production capabilities, which resulted in lower orders for Mobilicom’s products and services. Furthermore, supply chain challenges limited the company’s ability to deliver on existing orders.

The Company maintained high gross margins of 62% despite global supply chain challenges, reflecting effective planning and management of component parts and materials.

Government R&D grants of $0.9 million were up 17.2% compared to 2021.

At 31 December 2022, confirmed order backlog to be delivered and invoiced in 2023 totalled $0.6 million.

The Company ended 2022 with a cash balance of $19.0 million, and with net cash used in operating activities during 2021 of $4.5 million. The $19.0 million cash reserve balance provides a healthy runway, assuming operation levels remain consistent with 2022.

Operational Highlights

●	Commenced trading on Nasdaq Capital Market following $19 million initial public offering, expanding operations in the world’s largest drone market;

●	Secured12 new design wins across global customers, bringing total wins over the recent years to 44, providing a strong likelihood of future orders;

●	Secured new Tier-1 customer with initial order, bringing the number of Company’s Tier-1 customers to eight (8);

●	Launched SkyHopper Micro designed to enable mass deployment of small drone fleets followed by Tier-1 drone manufacturer selecting the product for integration into its new drone platform planned for mass production;

●	Released 2nd Gen SkyHopper Datalinks and MCU Mesh Networking products featuring ICE cybersecurity; and

●	Secured $408,000 in new U.S. Space Florida R&D program, associated with existing innovation projects.

Mobilicom Limited
Directors’ report
31 December 2022

Review of Operations

During the year, Mobilicom continued to secure new and repeat purchase orders, fulfilled existing contracts, and achieved high-profile wins and continued to execute its growth strategy while expanding operations in the US - the world’s largest drone market for defence and commercial applications.

Nasdaq Capital Market listing & IPO

In August 2022, Mobilicom commenced trading on the NASDAQ under the ticker “MOB”, following an oversubscribed $19 million initial public offering (IPO). Under the IPO, Mobilicom issued 3.22 million units at US$4.13 per unit. Each consisted of one American Depositary Share (ADS), representing 275 shares in the Company, and one warrant to purchase one ADS. Funds are being used to expand Mobilicom’s operations in the USA, increase sales and marketing activities, support research and development, accelerate the commercialisation of its world-first cybersecurity and cloud software solutions, in addition to providing working capital.

Contracts

In FY22, Mobilicom secured and delivered repeat orders from existing Tier-1 strategic customers, including Israeli MOD, Teledyne Flir (S&P500), Elbit Systems, Israel Aerospace Industry and Rafael. Mobilicom also secured contracts from new customers, including leading US commercial drone manufacturer and securing initial order from new large Asia-based Tier-1 drone manufacturer bringing the total number of the Company’s Tier-1 customers to eight (8). The Company’s operations are primarily focused on USA, EU and Israel.

Design wins

Mobilicom secured 12 new design wins over the year, bringing total design wins over the recent years, to 44 across its global customer base of drone and robotics manufacturers.

Design wins are a key leading indicator of future revenue growth, given they represent customer commitments to integrate Mobilicom products into platform designs.

Launched SkyHopper Micro; Selected for integration into new drone platform by Tier-1 drone manufacturer

Mobilicom continues to improve and expand its end-to-end offering, launching SkyHopper Micro product designed to enable mass deployment of small drone fleets. This new product was designed in collaboration with small-drone Tier-1 manufacturers to cater for growing demand for high-use applications including commercial inspections, disaster relief and defence intelligence or loitering drones. SkyHopper Micro is equipped with ICE Cybersecurity software and delivers secure long range and Non-Line of Sight (N-LOS) communication for small commercial and industrial drones. It is in compliant with the National Defence Authorization Act (NDAA), a key requirement for U.S. Government agencies.

The SkyHopper Micro was selected by a Tier-1 manufacturer that is a global leader in its field selling similar products for decades to serve government, military, intelligence, and kamikaze applications. This Tier-1 manufacturer selected SkyHopper Micro due to its superior performance both in line-of-sight (LOS) and urban non-LOS conditions and its lightweight miniature size, making it ideal for integration into mini-and-small-sized drones. Following flight testing, the Tier-1 customer successfully demonstrated SkyHopper Micro to potential customers such as the U.S. Army and European militaries, building widespread interest and demand for the product.

2nd Gen SkyHopper Datalinks and MCU Mesh Networking release

Mobilicom continues to improve and expand its product offering, releasing 2nd Gen SkyHopper Datalinks and MCU Mesh Networking products. These 2nd Gen products feature Mobilicom’s ICE cybersecurity software as standard, with the option to upgrade to professional or premium level coverage through additional software licensing fees.

R&D grants

In 2022, Mobilicom was awarded a net new $408,000 research and development grant under the Space Florida innovation project for the development of a Multi-Link (MLU) communications system. The new solution will incorporate three concurrent transmitting transceivers (SDR, cellular, satellite) for auto redundancy capability when operating beyond visual-line-of-sight. The MLU will include the use of satellite connections for redundancy, enabling the operation of unmanned systems in areas with no or insufficient network coverage.

The new grant extends Mobilicom’s partnership with US drone company Censys Technologies and is part of an R&D project with a gross value of $1.4 million.

Mobilicom Limited
Directors’ report
31 December 2022

Corporate

In October 2022, Mobilicom appointed highly experienced technology executive Udi Altshuler as General Manager to lead its global operations hub in Israel and to drive the Company’s new product development and commercialization of its ICE cybersecurity software. Altshuler brings more than 25 years’ operational and executive experience gained at large high-tech original equipment manufacturers (OEMs). He was most recently Chief Operating Officer of GuardKnox, the automotive industry’s first cybertech tier supplier to OEMs and has held senior leadership roles in several global defence technology companies including Elbit Systems, RADA Electronic Industries, BVR Systems, and Cyberbit. During his time in the Israeli Air Force as a fighter jet pilot, Altshuler led the testing and evaluation of high-end innovative defense systems.

Outlook

Mobilicom remains focused on growing revenue through expansion into the U.S and EU markets, securing new design wins among other Tier-1 global drone and robotics leaders, fulfilling existing orders and securing new contracts within the commercial and government drone and robotics market. Mobilicom’s products are imbedded or to be imbedded in 8 Tier 1 customers. Mobilicom is highly dependent on these customers’ drone turnover of Mobilicom product imbedded drones. As the industry’s leader end-to-end provider, Mobilicom offers few key components for drones and robotics and is establishing itself as a one-stop solution for global manufacturers. Its growing software and cyber offering complements its field-proven hardware components, enabling cross-sell and generating long-term recurring revenues..

Significant changes in the state of affairs

In August 2022, Mobilicom commenced trading on the NASDAQ under the ticker “MOB”, following an oversubscribed $19 million initial public offering (IPO). Under the IPO, Mobilicom issued 3.22 million units at US$4.13 (~ AUD$6.10) per unit. Each consisted of one American Depositary Share (ADS), representing 275 shares in the Company, and one warrant to purchase one ADS. Funds are being used to expand Mobilicom’s operations in the USA, increase sales and marketing activities, support research and development, accelerate the commercialisation of its world-first cybersecurity and cloud software solutions, in addition to providing working capital.

There were no other significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

No matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Likely developments and expected results of operations

The information on likely development and expected results of operations has been disclosed as part of the Review of Operations above.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Risk Statement

The Company is committed to the effective management of risk to reduce uncertainty in the consolidated entity’s business outcomes and to protect and enhance shareholder value. There are various risks that could have a material impact on the achievement of the consolidated entity’s strategic objectives and future prospects.

Key risks and mitigation activities associated with the Company’s objectives are set out below:

Financial Condition

The Company is predominately in the business of research and development of new products and has had a history of losses. We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate our product development efforts or other operations.

Product quality and safety

The Company focuses on safety through active identification and management of safety hazards and operational risks. The Company continues to invest in safety in order to mitigate safety hazards and also embeds a culture of safety into its workplaces.

Mobilicom Limited
Directors’ report
31 December 2022

Change in regulations

The Company is subject to a number of regulatory approvals in order to be able to manufacture and sell our products. There is a risk that failure to obtain necessary regulatory approvals may prevent the Company from selling its hardware products. The Company ensures that it continues to review regulatory requirements to mitigate any potential risk of not meeting up with regulatory requirements.

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results. The Company may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

Intellectual Property

If the Company fails to protect, or incur significant costs in defending, our intellectual property and other know-how or proprietary rights, our business, financial condition, and results of operations could be materially harmed. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

Information on directors

Name:	Mr Oren Elkayam

Title:	Chairman and Managing Director

Qualifications:	B.Sc, MBA

Experience and expertise:	Mr Elkayam (CEO and Co-Founder of Mobilicom Israel) has worked at both business development and CEO levels with leading companies in the wireless communications space (including as VP Business Development at Runcom Ltd and CEO of Sortech Ltd). He has been a voting member on both the Institute of Electrical and Electronic Engineers (IEEE) and WiMAX international committees, and served as an officer in the Israeli Air Force in an elite research and development unit.

Other current directorships:	No other current directorships of listed companies

Former directorships (last 3 years):	No other directorships of listed companies

Special responsibilities:	No special responsibilities

Interests in shares:	38,929,774 Fully paid ordinary shares

Interests in options:	3,000,000 Options to acquire fully paid ordinary shares exercisable at $0.08 and expiring 15 July 2026.

Name:	Mr Yossi Segal

Title:	Executive Director

Qualifications:	B.Sc, M.Sc, MBA

Experience and expertise:	Mr Segal (Vice President of R&D and Co-Founder of Mobilicom Israel) was the former CTO and a founding member of Runcom Ltd. Mr Segal is a worldwide expert in OFDM/A and has written essential patents for OFDM/A technology, being the first to implement OFDM/A in a working product. He has also previously led the design and development groups of three mobile integrated circuits (IC chip) and eight wireless broadband systems which are currently in operation and sold worldwide. Mr Segal has taken a leading role in several international wireless standards (IEEE and ETSI) as a committee voting member, and served in the Israeli Army as an officer in an elite electronic warfare research and development unit.

Other current directorships:	No other current directorships of listed companies

Former directorships (last 3 years):	No other directorships of listed companies

Special responsibilities:	No special responsibilities

Interests in shares:	31,092,158 ordinary fully paid shares

Interests in options:	3,000,000 Options to acquire fully paid ordinary shares exercisable at $0.08and expiring 15 July 2026.

Mobilicom Limited
Directors’ report
31 December 2022

Name:	Mr Campbell McComb

Title:	Non-executive Director

Qualifications:	BEc, GAICD, FINSIA

Experience and expertise:	Mr McComb has over 20 years’ experience in funds management and investment banking and has overseen the development of numerous businesses. He has significant investment experience across equity securities, venture capital and private equity. Mr McComb is currently the Managing Director of Auctus (ASX: AVC), a listed Alternative Investment Management business.

Other current directorships:	Auctus Investment Group Limited

Former directorships (last 3 years):	None

Special responsibilities:	Member of Audit Committee

Interests in shares:	3,145,120 Fully paid ordinary shares

Interests in options:	1,000,000 unlisted options to acquire fully paid ordinary shares exercisable at $0.15 expiring 27 June 2025.

1,500,000 unlisted options to acquire fully paid ordinary shares exercisable at $0.08 and expiring 15 July 2026.

Name:	Mr Jonathan Brett

Title:	Non-executive Director

Qualifications:	BCom (Legal), BAcc, MCom (Financial Management), Dip Datametrics (Computer Science) and is a CA(SA)

Experience and expertise:	Mr Brett is a highly strategic and commercial senior director with a strong track record of driving transformational business performance and profitability across multiple geographies. He was also Managing Director and CEO of Techway Limited which pioneered internet banking in Australia. He is currently Executive Chairman of Stridecorp Equity Partners, an AFSL licensed fund manager specialising in private equity.

Other current directorships:	Corporate Travel Management Limited

Former directorships (last 3 years):	Vocus Group Ltd, The Pas Group Limited, Godfreys Group Limited and Indoor Skydive Australia Limited

Special responsibilities:	Chairman of Audit Committee

Interests in shares:	1,500,000 Fully paid ordinary shares

Interests in rights:	1,000,000 unlisted options to acquire fully paid ordinary shares exercisable at $0.15 and expiring 27 June 2025.

2,000,000 unlisted options to acquire fully paid ordinary shares exercisable at $0.08 and expiring 15 July 2026.

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

‘Former directorships (last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

Company secretary

Justin Mouchacca (appointed 1 September 2021)

Justin Mouchacca holds a Bachelor of Business majoring in Accounting, is a Chartered Accountant and Fellow of the Governance Institute of Australia with over 14 years’ experience in public company responsibilities including statutory, corporate governance and financial reporting requirements. Since July 2019, Justin has been principal of JM Corporate Services and has been appointed Company Secretary and Financial Officer for a number of entities listed on the ASX and unlisted public companies.

Mobilicom Limited
Directors’ report
31 December 2022

Meetings of directors

The number of meetings of the company’s Board of Directors (‘the Board’) held during the year ended 31 December 2022, and the number of meetings attended by each director were:

			Audit Committee
	Full Board		Committee	Committee
	Attended	Held	Attended	Held
Mr O Elkayam	7	7	-	-
Mr Y Segal	7	7	-	-
Mr C McComb	7	7	-	-
Mr J Brett	7	7	-	-

Held: represents the number of meetings held during the time the director held office.

Remuneration report (audited)

The remuneration report details the key management personnel remuneration arrangements for the consolidated entity, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including all directors.

The remuneration report is set out under the following main headings:

●	Principles used to determine the nature and amount of remuneration

●	Details of remuneration

●	Service agreements

●	Share-based compensation

●	Additional information

●	Additional disclosures relating to key management personnel

Principles used to determine the nature and amount of remuneration

The objective of the consolidated entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and it is considered to conform to the market best practice for the delivery of reward. The Board of Directors (‘the Board’) ensures that executive reward satisfies the following key criteria for good reward governance practices:

●	competitiveness and reasonableness

●	acceptability to shareholders

●	performance linkage / alignment of executive compensation

●	transparency

The Board is responsible for determining and reviewing remuneration arrangements for its directors and executives. The performance of the consolidated entity depends on the quality of its directors and executives. The remuneration philosophy is to attract, motivate and retain high performance and high-quality personnel.

The reward framework is designed to align executive reward to shareholders’ interests. The Board have considered that it should seek to enhance shareholders’ interests by:

●	having economic profit as a core component of plan design

●	focusing on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value

●	attracting and retaining high calibre executives

Mobilicom Limited
Directors’ report
31 December 2022

Additionally, the reward framework should seek to enhance executives’ interests by:

●	rewarding capability and experience

●	reflecting competitive reward for contribution to growth in shareholder wealth

●	providing a clear structure for earning rewards

In accordance with best practice corporate governance, the structure of non-executive director and executive director remuneration is separate.

Non-executive directors’ remuneration

Fees and payments to non-executive directors reflect the demands and responsibilities of their role. Non-executive directors’ fees and payments are reviewed annually by the Board. The Board may, from time to time, receive advice from independent remuneration consultants to ensure non-executive directors’ fees and payments are appropriate and in line with the market.

ASX listing rules require the aggregate non-executive directors’ remuneration be determined periodically by a general meeting. The most recent determination was at the Annual General Meeting held in February 2017, where the shareholders approved a maximum annual aggregate remuneration of $250,000.

Executive remuneration

The consolidated entity aims to reward executives based on their position and responsibility, with a level and mix of remuneration which has both fixed and variable components.

The executive remuneration and reward framework has four components:

●	base pay and non-monetary benefits

●	short-term performance incentives

●	share-based payments

●	other remuneration such as Israel social benefits and long service leave

The combination of these comprises the executive’s total remuneration.

Fixed remuneration, consisting of base salary, Israel social benefits, superannuation and non-monetary benefits, are reviewed annually by the Board based on individual and business unit performance, the overall performance of the consolidated entity and comparable market remunerations.

Executives may receive their fixed remuneration in the form of cash or other fringe benefits (for example motor vehicle benefits) where it does not create any additional costs to the consolidated entity and provides additional value to the executive.

The short-term incentives (‘STI’) program is designed to align the targets of the business units with the performance hurdles of executives. STI payments are granted to executives based on specific annual targets and key performance indicators (‘KPI’s’) being achieved. KPI’s include profit contribution, customer satisfaction, leadership contribution and product management.

The long-term incentives (‘LTI’) include long service leave and share-based payments. Shares may be awarded to executives over a period of three years based on long-term incentive measures. These include increase in shareholders value relative to the entire market and the increase compared to the consolidated entity’s direct competitors.

Mobilicom Limited
Directors’ report
31 December 2022

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of the consolidated entity are set out in the following tables.

The key management personnel of the consolidated entity consisted of the following directors of Mobilicom Limited:

●	Oren Elkayam (Chairman and Managing Director)

●	Yossi Segal (Executive Director)

●	Campbell McComb (Non-executive Director)

●	Jon Brett (Non-executive Director)

	Short-term benefits			Post-employment benefits	Long-term benefits	Israel deferred payments			Share-based payments
	Cash salary	Cash	Non-	Israel social	Long service	2021 Deferred	Accumulated severance	Israel employment	Equity-
	and fees	bonus	monetary	benefits	leave	salary	benefit	settlement	settled	Total
	$	$	$	$	$	$	$	$	$	$
31 December 2022

Non-Executive Directors:
Mr C McComb (1)	40,000	-	-	-	-	-	-	-	14,690	54,690
Mr J Brett	40,000	-	-	-	-	-	-	-	19,586	59,586

Executive Directors:
Mr O Elkayam (2)(3)	355,210	-	14,667	145,967	-	122,275	257,317	102,788	29,380	1,027,604
Mr Y Segal (2)(4)	355,431	-	16,106	148,204	-	122,276	-	49,112	29,380	720,509
	790,641	-	30,773	294,171	-	244,551	257,317	151,900	93,036	1,862,389

(1)	Mr McComb received his remuneration through Camac Investments Pty Ltd (an entity associated with him).
(2)	During 2020, Mr. Elkayam and Mr. Segal agreed to defer significant portion of their monthly salary to improve the company’s cash position. In August 2022, the salaries of Mr. Elkayam and Mr. Segal returned to normal (full) level, retroactively from May 2021. 2022 Remuneration includes non-recurring retroactive payments of $244,551 related with the period May- December 2021
(3)	Mr. Elkayam remuneration costs include non-recurring payments for unpaid accumulated severance benefit completion of $257,317 and end of employment settlement cost of $102,788 both related with Mr. Elkayam end of employment under the Israeli subsidiary, Mobilicom Ltd. on 30 November 2022. On 1 December 2022, Mr. Elkayam started position under the U.S. subsidiary, Mobilicom Inc.
(4)	Mr. Segal remuneration costs include non-recurring partial redemption of accrued superannuation of $49,112.

Mobilicom Limited
Directors’ report
31 December 2022

	Short-term benefits			Post-employment benefits	Long-term benefits	Share-based payments
	Cash salary	Cash	Non-	Israel social	Long service	Equity-
	and fees	bonus	monetary	benefits	leave	settled	Total
	$	$	$	$	$	$	$
31 December 2021

Non-Executive Directors:
Mr C McComb (1)	40,000	-	-	-	-	7,345	47,345
Mr J Brett (2)	40,000	-	-	-	-	9,793	49,793
Mr T Psaros (3)	17,100	-	-	-	-	-	17,100

Executive Directors:
Mr O Elkayam (4)	259,478	-	15,596	78,899	-	14,690	368,663
Mr Y Segal (4)	259,478	-	15,596	78,899	-	14,690	368,663
	616,056	-	31,192	157,798	-	46,518	851,564

(1)	Mr McComb received his remuneration through Camac Investments Pty Ltd (an entity associated with him).
(2)	As at the date of this report, $100,000 was owing to Mr Brett.
(3)	Mr Psaros was appointed as a Non-executive Director on 20 January 2021 and resigned on 5 July 2021.
(4)	During 2020, the Executive Directors agreed to defer significant portion of their monthly salary to improve the company’s cash position by reduction of their salaries by 35% during the COVID-19 pandemic, which such reduction remained actively in place until May 2021 (See 2022 remuneration table above).

Mobilicom Limited
Directors’ report
31 December 2022

The proportion of remuneration linked to performance and the fixed proportion are as follows:

	Fixed remuneration & accrued deferred payments		At risk - STI		At risk - LTI
Name	31 December 2022	31 December 2021	31 December 2022	31 December 2021	31 December 2022	31 December 2021

Non-Executive Directors:
Mr C McComb	73%	85%	-	-	27%	15%
Mr M Licciardo	-	100%	-	-	-	-
Mr J Brett	67%	80%	-	-	33%	20%

Executive Directors:
Mr O Elkayam	97%	96%	-	-	3%	4%
Mr Y Segal	96%	96%	-	-	4%	4%

Mobilicom Limited
Directors’ report
31 December 2022

Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	Oren Elkayam

Title:	Chairman and Managing Director

Agreement commenced:	28 February 2017

Details:	US$250,000 per annum.

Mr Elkayam’s employment with Mobilicom Israel may be terminated upon 60 days’ written notice, or immediately by Mobilicom Israel for cause which include a breach of trust or fiduciary duty (for example, theft), conviction of a criminal offense and negligence causing harm to Mobilicom’s business or reputation. If terminated for any reason other than for cause, Mr Elkayam will be entitled to a paid salary, together with other benefits detailed in the employment agreements, for a period of 6 months following termination.

Name:	Yossi Segal

Title:	Executive Director

Agreement commenced:	28 February 2017

Details:	US$250,000 per annum.

Mr Segal’s employment with Mobilicom Israel may be terminated upon 60 days’ written notice, or immediately by Mobilicom Israel for cause which include a breach of trust or fiduciary duty (for example, theft), conviction of a criminal offense and negligence causing harm to Mobilicom Israel’s business or reputation. If terminated for any reason other than for cause, Mr Segal will be entitled to a paid salary, together with other benefits detailed in the employment agreements, for a period of 6 months following termination.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-based compensation

Issue of shares

There were no shares issued to directors and other key management personnel as part of compensation during the year ended 31 December 2022.

Options

The terms and conditions of each grant of options over ordinary shares affecting remuneration of directors and other key management personnel in this financial year or future reporting years are as follows:

				Fair value
	Vesting date and			per option
Grant date	exercisable date	Expiry date	Exercise price	at grant date

30/05/2019	30/05/2020	25/06/2025	$0.15	$0.0505
09/07/2021	09/07/2022	08/07/2026	$0.08	$0.2938

Options granted carry no dividend or voting rights.

Mobilicom Limited
Directors’ report
31 December 2022

Additional information

The earnings of the consolidated entity for the five years to 31 December 2022 are summarised below:

	2022	2021	2020	2019	2018
	$	$	$	$	$

Sales revenue	2,327,058	3,578,603	2,066,478	3,435,361	2,640,006
Profit/(Loss) after income tax	(341,469)	(2,704,845)	(2,781,899)	(3,641,406)	(3,176,686)
Share price at start of financial year (cents)	0.04	0.08	0.13	0.09	0.10
Share price at financial year end (cents)	0.01	0.04	0.08	0.13	0.09
Basic earnings/(loss) per share (cents per share)	(0.05)	(0.91)	(1.08)	(1.49)	(1.46)
Diluted earnings/(loss) per share (cents per share)	(0.05)	(0.91)	(1.08)	(1.49)	(1.46)

Additional disclosures relating to key management personnel

Shareholding

The number of shares in the Company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at	Received			Balance at
	the start of	as part of		Disposals/	the end of
	the year	remuneration	Additions	other	the year
Ordinary shares*
Mr O Elkayam	38,749,774	-	180,000	-	38,929,774
Mr Y Segal	31,092,158	-	-	-	31,092,158
Mr C McComb	3,145,120	-	-	-	3,145,120
Mr J Brett	1,500,000	-	-	-	1,500,000
	74,487,052	-	180,000	-	74,667,052

*	The above disclosures are in relation to the listed entity

Option holding

The number of options over ordinary shares in the Company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

			Granted
	Balance at		as part of the	Expired/	Balance at
	the start of the year	Granted as remuneration	Advisor and Director offer	forfeited/ other	the end of the year
Options over ordinary shares*
Mr O Elkayam	3,925,000	-	-	(925,000)	3,000,000
Mr Y Segal	3,925,000	-	-	(925,000)	3,000,000
Mr C McComb	2,500,000	-	-	-	2,500,000
Mr J Brett	3,000,000	-	-	-	3,000,000
	13,350,000	-	-	(1,850,000)	11,500,000

*	The above disclosures are in relation to the listed entity.

Other transactions with key management personnel and their related parties nil

Payables to key management personnel and their related parties

As at 31 December 2022, the Company has director fees payable to Camac Investments Pty Ltd (an entity related to Mr McComb) of $3,667 (2021: $3,667), and director fees payable to Dalesam Pty Ltd (an entity related to Mr Brett) of $22,000 (2021:nil).

This concludes the remuneration report, which has been audited.

Mobilicom Limited
Directors’ report
31 December 2022

Shares under option

Unissued ordinary shares of Mobilicom Limited under option at the date of this report are as follows:

		Exercise	Number
Grant date	Expiry date	price	under option

20/10/2016	20/10/2026	$0.05	614,090
05/11/2015	05/11/2025	$0.12	767,611
17/04/2018	16/04/2023	$0.12	1,800,000
30/05/2018	29/05/2024	$0.15	400,000
30/05/2019	25/06/2025	$0.15	3,000,000
29/12/2020	29/12/2025	$0.15	5,120,000
15/07/2021	15/07/2026	$0.08	11,500,000
15/07/2021	15/07/2023	$0.09	64,000,000
13/04/2022	13/04/2027	$0.08	400,000
13/04/2022	13/04/2027	$0.07	573,678
13/04/2022	13/04/2027	$0.05	5,440,000
24/08/2022	24/08/2027	*	2,931,355
			96,546,734

*	Warrants issued against pre-funded warrants traded on Nasdaq Capital Market, with an exercise price of US$5.00 per pre-funded warrant.

No person entitled to exercise the options had or has any right by virtue of the option or warrants to participate in any share issue of the Company or of any other body corporate.

Shares issued on the exercise of options

During the financial year, the Company issued 123,750,000 shares following the exercise of 450,000 warrants issued during the year as part of the Company’s listing on NASDAQ.

Indemnity and insurance of officers

The Company has indemnified the directors and executives of the Company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 27 to the financial statements.

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor’s behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Mobilicom Limited
Directors’ report
31 December 2022

The directors are of the opinion that the services as disclosed in note 27 to the financial statements do not compromise the external auditor’s independence requirements of the Corporations Act 2001 for the following reasons:

●	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and

●	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards.

Officers of the Company who are former partners of BDO Audit Pty Ltd

There are no officers of the Company who are former partners of BDO Audit Pty Ltd.

Rounding of amounts

The company is of a kind referred to in Corporations Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to ‘rounding-off’. Amounts in this report have been rounded off in accordance with that Corporations Instrument to the nearest dollar.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

Auditor

BDO Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

Oren Elkayam
Chairman and Managing Director

30 March 2023
Tel Aviv

Mobilicom Limited
Auditor’s independence declaration

[This page has intentionally been left blank for the insertion of the auditor’s independence declaration]

Mobilicom Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 31 December 2022

		Consolidated
		31 December	31 December
	Note	2022	2021
		$	$
Revenue	5	2,327,058	3,578,603
Cost of sales	6	(850,552)	(1,192,461)

Government grants		923,033	787,544
Interest received		168,843	1,580
Foreign exchange gains/(losses)		1,175,735	(184,743)
Net gain on fair value movement of warrants	18	3,768,466	-
Total income		6,036,077	604,381
Expenses
Selling and marketing expenses	7	(2,415,883)	(1,657,958)
Research and development	8	(2,516,922)	(2,374,700)
General and administration expenses	9	(2,532,033)	(1,376,829)
Share based payments		(309,256)	(223,171)
Finance costs		(65,972)	(53,544)
Loss before income tax expense		(327,483)	(2,695,679)
Income tax expense	10	(13,986)	(9,166)
Loss after income tax expense for the year attributable to the owners of Mobilicom Limited		(341,469)	(2,704,845)
Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans		366,517	(34,197)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(935,142)	206,363

Other comprehensive income/(loss) for the year, net of tax		(568,625)	172,166

Total comprehensive income for the year attributable to the owners of Mobilicom Limited		(910,094)	(2,532,679)

		Cents	Cents

Basic earnings/(losses) per share	34	(0.05)	(0.91)
Diluted earnings/(losses) per share	34	(0.05)	(0.91)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of financial position
As at 31 December 2022

		Consolidated
	Note	31 December 2022	31 December 2021
		$	$
Assets

Current assets
Cash and cash equivalents	11	18,917,416	3,947,156	*
Restricted cash	11	59,126	49,144	*
Trade and other receivables	12	828,351	695,541
Inventories	13	838,658	490,990
Total current assets		20,643,551	5,182,831

Non-current assets
Property, plant and equipment	14	135,878	152,571
Right-of-use assets	15	426,817	610,197
Total non-current assets		562,695	762,768

Total assets		21,206,246	5,945,599
Liabilities

Current liabilities
Trade and other payables	16	1,608,846	1,151,455
Lease liabilities	17	333,850	305,414
Warrants financial liability	18	1,097,520	-
Total current liabilities		3,040,216	1,456,869

Non-current liabilities
Lease liabilities	19	95,403	336,246
Employee benefits	20	203,636	818,190
Governmental liabilities on grants received	21	6,084	5,175
Total non-current liabilities		305,123	1,159,611

Total liabilities		3,345,339	2,616,480

Net assets		17,860,907	3,329,119

Equity
Issued capital	22	41,636,762	26,504,136
Reserves	23	276,988	943,297
Accumulated losses		(24,052,843)	(24,118,314)

Total equity		17,860,907	3,329,119

*	Reclassified

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of changes in equity
For the year ended 31 December 2022

	Issued	Share based payments	Foreign currency translation	Re-measurement	Accumulated	Total
	capital	reserve	reserves	reserves	losses	equity
	$	$	$	$	$	$
Consolidated

Balance at 1 January 2021	22,884,795	1,046,869	198,160	(474,752)	(21,635,786)	2,019,286

Loss after income tax expense for the year	-	-	-	-	(2,704,845)	(2,704,845)
Other comprehensive income for the year, net of tax	-	-	206,363	(34,197)	-	172,166

Total comprehensive income for the year	-	-	206,363	(34,197)	(2,704,845)	(2,532,679)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 22)	3,619,341	-	-	-	-	3,619,341
Share-based payments (note 35)	-	223,171	-	-	-	223,171
Expiry of options	-	(46,425)	-	-	46,425	-
Forfeiture of options	-	(8,806)	-	-	8,806	-
Re-allocation between accumulated loses and foreign currency reserve	-	-	(167,086)	-	167,086	-

Balance at 31 December 2021	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119

	Issued	Share based payments	Foreign currency translation	Re-measurement	Accumulated	Total
	capital	reserve	reserves	reserves	losses	equity
	$	$	$	$	$	$
Consolidated

Balance at 1 January 2022	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119

Loss after income tax expense for the year	-	-	-	-	(341,469)	(341,469)
Other comprehensive income for the year, net of tax	-	-	(935,142)	366,517	-	(568,625)

Total comprehensive income for the year	-	-	(935,142)	366,517	(341,469)	(910,094)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 22)	15,132,626	-	-	-	-	15,132,626
Share-based payments (note 35)	-	309,256	-	-	-	309,256
Expiry of options	-	(311,840)	-	-	311,840	-
Forfeiture of options	-	(95,100)	-	-	95,100	-

Balance at 31 December 2022	41,636,762	1,117,125	(697,705)	(142,432)	(24,052,843)	17,860,907

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of cash flows
For the year ended 31 December 2022

		Consolidated
	Note	31 December 2022	31 December 2021
		$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		2,670,178	3,977,275
Interest received		168,843	1,580
Payments to suppliers and employees (inclusive of GST)		(8,231,267)	(6,572,578)
Government grants received		923,942	787,544

Net cash used in operating activities	33	(4,468,304)	(1,806,179)

Cash flows from investing activities
Payments for property, plant and equipment		(26,628)	(30,534)

Net cash used in investing activities		(26,628)	(30,534)

Cash flows from financing activities
Proceeds from issue of shares	22	22,450,965	3,840,000
Share issue transaction costs		(2,615,470)	(220,659)
Repayment of lease liabilities		(360,321)	(250,983)

Net cash from financing activities		19,475,174	3,368,358

Net increase in cash and cash equivalents and restricted cash		14,980,242	1,531,645
Cash and cash equivalents and restricted cash at the beginning of the financial year		3,996,300	2,464,655

Cash and cash equivalents and restricted cash at the end of the financial year	11	18,976,542	3,996,300

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 1. General information

The financial statements cover Mobilicom Limited as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The functional currency of Mobilicom Limited’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- JM Corporate Services	Level 21, 459 Collins Street
Level 21, 459 Collins Street	Melbourne, Victoria, 3000
Melbourne, Victoria, 3000	Australia
Australia

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out either in the respective notes or below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

Going concern

The consolidated entity incurred a net loss after tax for the year ended 31 December 2022 of $341,469 (2021: $2,704,845) and had net cash outflows from operating activities $4,468,304. The consolidated entity’s ability to continue as a going concern is dependent upon it achieving its forecasts. The financial statements have been prepared on the basis that the consolidated entity is a going concern, which contemplates the continuity of normal business activity, realisation of assets and settlements of liabilities in the normal course of business for the following reasons:

●	As at 31 December 2022 the consolidated entity had cash and cash equivalents and restricted cash of $18,976,542, total assets of $21,206,246 and net assets of $17,860,907;

●	As at the end of the year, the Company had a trade and other receivables balance amounting to $828,351.

●	The Directors have prepared a budget which demonstrates that, based on the above factors the consolidated entity has sufficient funds available to meet its commitments for at least twelve months from the date of signing of this report.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mobilicom Limited (‘Company’ or ‘parent entity’) as at 31 December 2022 and the results of all subsidiaries for the year then ended. Mobilicom Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Mobilicom Limited’s presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items i.e., at the time of the transaction

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred.

Development costs are capitalised only when technical feasibility studies identify that the project will develop an intangible asset that will be completed and available for use or sale, that there are adequate technical, financial and other resources to complete the development, that it will deliver future economic benefits and these benefits can be measured reliably.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried at amortized cost.

Impairment of non-financial assets

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Finance costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred.

Defined benefit plans

The Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal retirement and several other events prescribed by that Law. The liability for termination of employee-employer relationship is measured using the projected unit credit method.

The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to yields on corporate bonds with a term that matches the estimated term of the benefit plan. In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies (“plan assets”).

Plan assets comprise assets held by a Long-term employee benefits fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company. The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognised in profit or loss.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 31 December 2022. The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Note 3. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Governmental liabilities on grants received

The Company measures the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from the Company’s future anticipated revenues.

Share-based payments

The consolidated entity has a share based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes option pricing model, on the date of grant based on certain assumptions. Those assumptions are described in the share based payments note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche and the credit is taken to equity, based on the consolidated entity’s estimate of shares that will eventually vest.

Financial liability

The Company measures the value of the warrants issued under August 2022 Nasdaq IPO & listing. The fair value of these warrants is estimated by using the Hull-White pricing model (trinomial Lattice model), on the date of the grant and remeasured at cut-off date (31 December 2022),and is based on certain assumptions. Those assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

Income tax

The consolidated entity is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The consolidated entity recognises liabilities for anticipated tax audit issues based on the consolidated entity’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 3. Critical accounting judgements, estimates and assumptions (continued)

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the consolidated entity’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The consolidated entity reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

Employee benefits provision

As discussed in note 2, the liability for employee benefits expected to be settled more than 12 months from the reporting date are recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Note 4. Operating segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors. During the year the Company only operated in one segment, which is to further commercialise solutions for mission critical and remote mobile private communications networks without the need to reply upon or utilise existing infrastructure.

Note 5. Revenue

	Consolidated
	31 December 2022	31 December 2021
	$	$

Sale of goods	2,327,058	3,578,603

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 5. Revenue (continued)

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the consolidated entity is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the consolidated entity: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Revenue from the sale of goods is recognised at the point in time when the customer obtains control of the goods, which is generally at the time of delivery.

Sales by geography

	Consolidated
	31 December 2022	31 December 2021
	$	$

Israel	901,998	2,857,239
Rest of world	1,425,060	721,364

	2,327,058	3,578,603

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Government Grant income

The Company receives government grant income from the Israeli Innovation Authority (formerly the Office of the Chief Scientist) (Innovation Authority). Grant revenue is accounted for during the period in which it is received.

Fair value gain

The fair value gain relates to the measurement of changes in the fair value of financial liability between the measured periods.

Note 6. Cost of sales

	Consolidated
	31 December 2022	31 December 2021
	$	$

Salaries and benefits	189,762	125,665
Cost of materials	577,902	991,959
Occupancy and office expenses	22,431	14,193
Other	21,507	43,832
Depreciation	38,950	16,812

	850,552	1,192,461

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 7. Selling and marketing expenses

	Consolidated
	31 December 2022	31 December 2021
	$	$

Salaries and benefits	1,751,265	1,287,439
Marketing services	255,306	158,706
Travel expenses	74,425	38,077
Depreciation	142,325	61,642
Occupancy and office expenses	38,547	21,608
Other	154,015	90,486

	2,415,883	1,657,958

Note 8. Research and development

	Consolidated
	31 December 2022	31 December 2021
	$	$

Salaries and benefits	1,937,121	1,604,508
Materials	111,856	247,948
Royalties to/(from) the OCS	6,478	(1,924)
Subcontractors	121,471	275,087
Depreciation	140,426	112,077
Other	199,570	137,004

	2,516,922	2,374,700

Note 9. General and administration expenses

	Consolidated
	31 December 2022	31 December 2021
	$	$

Salaries and benefits	1,140,392	678,814
Professional fees	576,254	547,849
Insurance	297,855	24,894
Travel expenses	6,675	231
Depreciation	53,815	33,623
Occupancy and office expenses	48,648	20,112
Other	408,394	71,306

	2,532,033	1,376,829

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 10. Income tax expense

	Consolidated
	31 December 2022	31 December 2021
	$	$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(327,483)	(2,695,679)

Tax at the statutory tax rate of 27.5% (Australian company tax rate)	(90,058)	(741,312)

Share-based payments	85,045	61,372
Other temporary differences not recognised	18,999	689,106

Income tax expense	13,986	9,166

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that is it probable that future taxable profits will be available against which the benefits of the deferred tax asset can be utilised

Note 11. Current assets - cash and cash equivalents and restricted cash

	Consolidated
	31 December 2022	31 December 2021
	$	$

Cash at bank	18,976,542	3,996,300

Accounting policy for cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted cash is considered by Mobilicom to be deposits with banks which are used mainly as a security for guarantees provided against facilities lease agreement.

Note 12. Current assets - trade and other receivables

	Consolidated
	31 December 2022	31 December 2021
	$	$

Trade receivables	203,737	338,859
Other receivables	624,614	356,682

	828,351	695,541

Accounting policy for trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 12. Current assets - trade and other receivables (continued)

The consolidated entity has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

No allowance for expected credit losses or overdue balances are accounted for in the financial statements.

Note 13. Current assets - inventories

	Consolidated
	31 December 2022	31 December 2021
	$	$

Finished goods - at cost	838,658	490,990

Accounting policy for inventories

Inventories are recognised at the lower of cost and net realisable value.

Note 14. Non-current assets - property, plant and equipment

	Consolidated
	31 December 2022	31 December 2021
	$	$

Computer equipment - at cost	275,582	253,564
Less: Accumulated depreciation	(242,159)	(220,715)
	33,423	32,849

Office furniture & equipment - at cost	131,728	129,538
Less: Accumulated depreciation	(41,818)	(28,956)
	89,910	100,582

Machinery & equipment - at cost	85,309	82,889
Less: Accumulated depreciation	(72,764)	(63,749)
	12,545	19,140

	135,878	152,571

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 14. Non-current assets - property, plant and equipment (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Computer	Office furniture &	Machinery &
	equipment	equipment	equipment	Total
	$	$	$	$
Consolidated

Balance at 1 January 2021	12,141	106,573	24,769	143,483
Additions	30,091	443	-	30,534
Depreciation expense	(9,383)	(6,434)	(5,629)	(21,446)

Balance at 31 December 2021	32,849	100,582	19,140	152,571
Additions	22,018	2,190	2,420	26,628
Depreciation expense	(21,444)	(12,862)	(9,015)	(43,321)

Balance at 31 December 2022	33,423	89,910	12,545	135,878

Accounting policy for property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Computer equipment	3 years
Machinery and equipment	6-7 years
Office furniture and equipment	10-14 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Note 15. Non-current assets - right-of-use assets

	Consolidated
	31 December 2022	31 December 2021
	$	$

Buildings - right-of-use	254,409	517,719
Motor vehicles - right-of-use	172,408	92,478

	426,817	610,197

Additions to the right-of-use assets during the current financial year were $148,815 (2021: $42,457).

During the 2022 financial year the consolidated entity leased new cars for the Israeli company under agreement for 3 years.

The consolidated entity leases buildings for its offices in Israel under agreements for 5 years and in some cases, options to extend. On renewal, the terms of the leases are renegotiated.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 15. Non-current assets - right-of-use assets (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

		Motor
	Buildings	Vehicle	Total
Consolidated	$	$	$

Balance at 1 January 2021	697,234	73,214	770,448
Additions	-	42,457	42,457
Depreciation expense	(179,515)	(23,193)	(202,708)

Balance at 31 December 2021	517,719	92,478	610,197
Additions	-	148,815	148,815
Depreciation expense	(263,310)	(68,885)	(332,195)

Balance at 31 December 2022	254,409	172,408	426,817

Accounting policy for right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the consolidated entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The consolidated entity has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

	Consolidated
	31 December 2022	31 December 2021
	$	$

Lease interest expenses	22,004	31,382
Total lease cash outflow	509,135	293,441
Variable lease payments	-	-
Maturity of lease liabilities within 5 years	429,253	641,660
Maturity of lease liabilities more than 5 years	-	-

Note 16. Current liabilities - trade and other payables

	Consolidated
	31 December 2022	31 December 2021
	$	$

Trade payables	299,289	214,778
Other payables	1,309,557	936,677

	1,608,846	1,151,455

Refer to note 25 for further information on financial instruments.

Amounts noted above in other payables include amounts payable to Directors for wages payable

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 16. Current liabilities - trade and other payables (continued)

Accounting policy for trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Note 17. Current liabilities - lease liabilities

	Consolidated
	31 December 2022	31 December 2021
	$	$

Lease liability	333,850	305,414

Refer to note 25 for further information on financial instruments.

Note 18. Current liabilities - Warrants financial liability

	Consolidated
	31 December 2022	31 December 2021
	$	$

Warrants at fair value	1,097,520	-

The Company accounts for warrants issued to investors under AASB 9.

On 24 August 2022 the Company completed its U.S. listing via the issuance of 3,220,338 ADRs (American Depository Shares) and the accompanying 3,220,338 pre-funded warrants for a total consideration of US$13,299,996. One ADR represents 275 ordinary shares in the Company. One pre-funded warrant gives the holder the right to purchase one ADR share. The warrants have 5 year term and they can be exercised any time before expiry date 24 August 2027.

In addition, on 24 August 2022, under the U.S listing the Company granted a total 161,017 representative warrants each exercised to single ADS at an exercise price of US$5.16. The representative warrant carrying a cashless exercise option with variable exercise mechanism.

The pre-funded warrant and representative warrant are referred herein together as “warrants”.

The warrants represent financial liabilities at fair value through profit or loss.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 18. Current liabilities - Warrants financial liability (continued)

The following assumptions were based on observable market conditions market conditions that existed at the issue date and at 31 December 2022:

Assumption	At issue date		At 31 December 2022
Historical volatility		81%		81%
Exercise price	US$	5.0	US$	5.0
Share price	US$	2.929	US$	0.970
Risk-free interest rate		3.3%		4%
Dividend yield		0%		0%
Fair value per warrant	US$	1.2005	US$	0.2555

(a)	The Company recorded the pre-funded warrants as a financial liability which represents the fair value of the warrants on the transaction date due to the fact that they do not meet the criteria for a fixed number of equity instruments in exchange for a fixed amount of cash. The financial liability is re-measured at each reporting date, with changes in fair value recognized under fair value gains/(losses) from financial liability. The financial liability as of 24 August 2022, amounted to AUD$5,598,835 (US$3,865,996). On 31 December 2022 it amounted to AUD$1,044,955 (US$707,957). The amounts were recorded at fair value according to a valuation performed by an independent third-party appraiser. The fair value of the pre-funded warrants was classified as a level 2 fair value measurement.

On 31 August 2022, 450,000 pre-funded warrants were exercised into ADS for AUD$3,259,925 (US$2,250,000).

The fair value of the pre-funded warrants on 31 August 2022 (exercise date), measured using a Hull-White trinomial option pricing model, was AUD$825,609 (US$569,832).

(b)	The Company recorded the representative warrants as a financial liability which represents the fair value of the warrants on the transaction date due to the fact that they do not meet the criteria for a fixed number of equity instruments in exchange for a fixed amount of cash. The financial liability is re-measured at each reporting date, with changes in fair value recognized under fair value gains/(losses) from financial liability. The financial liability as of 24 August 2022 amounted to AUD$281,436 (US$194,332), reflecting the average between high & low valuation inputs. On 31 December 2022, it amounted to AUD$52,565 (US$39,272) reflecting the average between high and low valuation inputs. The fair value of the representative warrants was classified as a level 2 fair value measurement.

For the year ended 31 December 2022, the Company recorded fair value gains, net of AUD$3,768,466 (US$2,548,932) under the statement of comprehensive loss as a result of the change in the fair value of warrants.

A summary of changes in share purchase warrants issued by the Company during the year ended 31 December 2022 is as follows:

	Number of Warrants	Weighted Average Exercise Price (US$)
Balance, December 31, 2021	-
Issuance of warrants	3,381,355	5.01
31 August 2022 warrants exercise	(450,000)	5.00
Balance, December 31, 2022	2,931,355	5.01

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Balance as of December 31, 2021	-	-	-	-
Warrants issued during the period	-	5,598,835	-	5,598,835
Fair value gain recognized in cconsolidated statement of profit or loss and other comprehensive income	-	(3,768,466)	-	(3,768,466)
Transfer upon exercise	-	(825,609)	-	(825,609)
Translation adjustments		92,760		92,760
Warrant liability as of December 31, 2022	-	$1,097,520	-	$1,097,520

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 19. Non-current liabilities - lease liabilities

	Consolidated
	31 December 2022	31 December 2021
	$	$

Lease liability	95,403	336,246

Refer to note 25 for further information on financial instruments.

Accounting policy for lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Note 20. Non-current liabilities - employee benefits

	Consolidated
	31 December 2022	31 December 2021
	$	$

Net Employee benefits	203,636	818,190

The Group has a defined benefit pension plan in Israel for two employees. The Group’s defined benefit pension plan is a final salary plan for those two Israeli employees, which requires contributions to be made to a separately administered fund.

Each year the Board reviews the level of funding in the pension plan as required by the Israeli employment legislation. Such a review includes the asset-liability matching strategy.

In 2022, one of the employees under the fund terminated its contract with the Israeli subsidiary and his entitlement was settled.

At 31 December 2022, only one employee remains in the pension plan. The expected payment of his pension entitlements will be upon his retirement or when he terminates his employment with the Israeli subsidiary

The company’s liabilities for severance pay retirement and pension pursuant to Israeli law and employment agreements are recognized by full - in part by managers’ insurance policies, for which the company makes monthly payments and accrued amounts in severance pay funds and the rest by the liabilities which are included in the financial statements.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 20. Non-current liabilities - employee benefits (continued)

The amounts funded displayed above include amounts deposited in severance pay funds with the addition of accrued income. According to the Severance Pay Law, the aforementioned amounts may not be withdrawn or mortgaged as long as the employer’s obligations have not been fulfilled in compliance with Israeli law.

Statement of financial position amounts

The amounts recognised in the statement of financial position are determined as follows:

	Consolidated
	2022	2021
	$	$

Present value of the defined benefit obligation	313,227	1,026,565
Fair value of defined benefit plan assets	(109,591)	(208,375)

Net liability in the statement of financial position	203,636	818,190

2022 changes in the defined benefits obligation and fair value of plan assets

		Pension cost charged to profit or loss				Remeasurement gains/(losses) in OCI
	1 January 2022	Service cost	Net interest income/ (expense)	Subtotal included in profit or loss	Benefits paid	Return on plan assets (excluding amounts included in net interest expense)	Actuarial changes arising from changes in demographic assumptions	Actuarial changes arising from changes in financial assumptions	Experience adjustments	Sub-total included in OCI	Contributions by employer	Foreign exchanges differences	31 December 2022
	$	$	$	$	$	$	$	$	$	$	$	$	$
Defined benefit obligation	(1,026,565)	(40,309)	(11,149)	(51,458)	384,273	-	-	57,461	283,448	340,909	-	39,614	(313,227)
Defined benefit plan assets	208,375	-	3,002	3,002	(120,412)	6,432	-	-	-	6,432	21,432	(9,238)	109,591
Net benefit liability	(818,190)	(40,309)	(8,147)	(48,456)	263,861	6,432	-	57,461	283,448	347,341	21,432	30,376	(203,636)

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 20. Non-current liabilities - employee benefits (continued)

2021 changes in the defined benefits obligation and fair value of plan assets

		Pension cost charged to profit				Remeasurement gains/(losses) in OCI
	1 January 2021	Service cost	Net interest income/ (expense)	Subtotal included in profit or loss	Benefits paid	Return on plan assets (excluding amounts included in net interest expense)	Actuarial changes arising from changes in demographic assumptions	Actuarial changes arising from changes in financial assumptions	Experience adjustments	Sub-total included in OCI	Contributions by employer	Foreign exchanges differences	31 December 2021
	$	$	$	$	$	$	$	$	$	$	$	$	$
Defined benefit obligation	(869,550)	(65,917)	(14,831)	(80,748)	-	-	22,659	11,123	(19,363)	14,419	-	(90,686)	(1,026,565)
Defined benefit plan assets	166,437	-	2,472	2,472	-	824	-	-	-	824	20,591	18,051	208,375
Net benefit liability	(703,113)	(65,917)	(12,359)	(78,276)	-	824	22,659	11,123	(19,363)	15,243	20,591	(72,635)	(818,190)

The principal assumptions used in determining defined benefits obligation and fair value of plan assets are shown below:

	Consolidated
	2022	2021
	%	%

Discount rate	5.04	1.64
Future salary increase	1.00	1.00
Future consumer price index increases	2.90	2.60

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 20. Non-current liabilities - employee benefits (continued)

A quantitative sensitivity analysis for significant assumptions as at 31 December is, as shown below:

	Impact on Net Employee benefits
	2022	2021
	$,000	$,000

Discount rate:
1% increase	13	54
1% decrease	(14)	(57)
Future salary:
1% increase	(15)	(57)
1% decrease	14	54

The sensitivity analysis above has been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analyses may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 21. Non-current liabilities - Governmental liabilities on grants received

	Consolidated
	31 December 2022	31 December 2021
	$	$

Governmental liabilities on grants received	6,084	5,175

Accounting policy for Government liabilities on grants received

The Company measured the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from Company’s future anticipated revenues.

The Company participates in programs sponsored by the Israeli Innovation Authority- Office of Chief Scientist (“OCS”), for the support of research and development projects. Several programs are subjected to royalties, while others are not (the company is committed to pay royalties for the R&D programs, while the research programs does not required repayment). In exchange for the Chief Scientist’s participation in the programs, the Company is required to pay royalties to the Chief Scientist at a rate between 3% and 3.5% of sales of developed products linked to U.S dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. The company is required to pay royalties, to the OCS, of sales to end customers of products developed with funds provided by the Chief Scientist, if and when such sales are recognized. The obligation to pay these royalties is contingent on actual sales of the products. Changes in the liability are recognized in research and development expenses. The exceptions of the Company to pay the grants are based on its estimation at the end of the each year.

Note 22. Equity - issued capital

	Consolidated
	31 December 2022	31 December 2021	31 December 2022	31 December 2021
	Shares	Shares	$	$

Ordinary shares - fully paid	1,331,279,665	321,936,715	41,636,762	26,504,136

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 January 2021	257,936,715		22,884,795
Placement *	17 May 2021	64,000,000	$0.06	3,840,000
Capital raising costs		-	-	(220,659)

Balance	31 December 2021	321,936,715		26,504,136
Issue of NASDAQ IPO shares (net of warrant fair value)**	29 August 2022	885,592,950	$0.015	13,662,563
Exercise of 450,000 NASDAQ warrants**	31 August 2022	123,750,000	$0.026	4,085,533
Capital raising costs		-	-	(2,615,470)

Balance	31 December 2022	1,331,279,665		41,636,762

*	On 15 July 2021, the Company issued 64,000,000 options to investors in the Company’s May 2021 capital raising. The options have an exercise price of $0.09, expire July 15, 2023.

**	On 24 August 2022, the Company issued 3,220,338 units to shareholders in the Company’s August 2022 Nasdaq listing & IPO. Each unit consists of a single ADS and a single pre-funded warrant exercisable to a single ADS. The warrants have an exercise price of US$5.00, expiring on 24 August, 2027.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 22. Equity - issued capital (continued)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital risk management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current Company’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

The consolidated entity is subject to certain financing arrangements covenants and meeting these is given priority in all capital risk management decisions. There have been no events of default on the financing arrangements during the financial year.

Accounting policy for issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Note 23. Equity - reserves

	Consolidated
	31 December 2022	31 December 2021
	$	$

Foreign currency reserve	(697,705)	237,437
Share-based payments reserve	1,117,125	1,214,809
Re-measurements reserve	(142,432)	(508,949)

	276,988	943,297

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 23. Equity - reserves (continued)

Re-measurements reserves

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Re-measurement	Share based	Foreign currency
	reserve	payments	reserve	Total
	$	$	$	$
Consolidated

Balance at 1 January 2021	(474,752)	1,046,869	198,160	770,277
Foreign currency translation	-	-	206,363	206,363
Share based payments	-	223,171	-	223,171
Forfeiture of options	-	(8,806)	-	(8,806)
Lapse of options	-	(46,425)	-	(46,425)
Re-measurement of defined benefits plans	(34,197)	-	-	(34,197)
Re-allocation between accumulated losses and foreign currency reserve	-	-	(167,086)	(167,086)

Balance at 31 December 2021	(508,949)	1,214,809	237,437	943,297
Foreign currency translation	-	-	(935,142)	(935,142)
Share based payments	-	309,256	-	309,256
Forfeiture of options	-	(95,100)	-	(95,100)
Lapse of options	-	(311,840)	-	(311,840)
Re-measurement of defined benefits plans	366,517	-	-	366,517

Balance at 31 December 2022	(142,432)	1,117,125	(697,705)	276,988

Note 24. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 25. Financial instruments

Financial risk management objectives

The consolidated entity’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The consolidated entity’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity. The consolidated entity uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.

Risk management is carried out by senior finance executives (‘finance’) under policies approved by the Board of Directors (‘the Board’). These policies include identification and analysis of the risk exposure of the consolidated entity and appropriate procedures, controls and risk limits. Finance identifies, evaluates and hedges financial risks within the consolidated entity’s operating units. Finance reports to the Board on a monthly basis.

Market risk

Foreign currency risk

The consolidated entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 25. Financial instruments (continued)

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date were as follows (holdings are shown in AUD equivalents):

	Assets		Liabilities
	31 December 2022	31 December 2021	31 December 2022	31 December 2021
	$	$	$	$
Consolidated

US dollars	18,061,483	548,764	31,233	39,979
Euros	1,826	2,272	871	-
Israeli New Shekel	1,849,492	1,535,738	-	-

	19,912,801	2,086,774	32,104	39,979

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis.

Price risk

Price risk is the risk that future cashflows derived from financial instruments will be changed as a result of a market price movement, other than foreign currency rates and interest rates. The consolidated entity is not exposed to any significant price risk.

Interest rate risk

The consolidated entity’s exposure to the risk of changes in market interest rates relates primarily to the consolidated entity’s cash deposits with floating interest rates. These financial assets with variable rates expose the consolidated entity to interest rate risk.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has a strict code of credit, including obtaining agency credit information, confirming references and setting appropriate credit limits. The consolidated entity obtains guarantees where appropriate to mitigate credit risk. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The consolidated entity does not hold any collateral.

The consolidated entity has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the consolidated entity based on recent sales experience, historical collection rates and forward-looking information that is available.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

At 31 December 2022, the Group had 5 customers (2021: 5 customers) that represented over 80% of the trade receivables balance.

Liquidity risk

Vigilant liquidity risk management requires the consolidated entity to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 25. Financial instruments (continued)

Remaining contractual maturities

The following tables detail the consolidated entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	$	$	$	$	$
Consolidated - 31 December 2022

Non-derivatives
Non-interest bearing
Trade payables	-	299,289	-	-	-	299,289
Other payables	-	1,309,557	-	-	-	1,309,557
Government liabilities	-	-	-	-	6,084	6,084
Total non-derivatives		1,608,846	-	-	6,084	1,614,930

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	$	$	$	$	$
Consolidated - 31 December 2021

Non-derivatives
Non-interest bearing
Trade payables	-	214,778	-	-	-	214,778
Other payables	-	936,677	-	-	-	936,677
Government liabilities	-	-	-	-	5,175	5,175
Total non-derivatives		1,151,455	-	-	5,175	1,156,630

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

Note 26. Key management personnel disclosures

Directors

The following persons were directors of Mobilicom Limited during the financial year:

Mr Oren Elkayam (Chairman and Managing Director)

Mr Yossi Segal (Executive Director)

Mr Campbell McComb (Non-executive director)

Mr Jon Brett (Non-executive director)

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 26. Key management personnel disclosures (continued)

Compensation

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	31 December 2022	31 December 2021
	$	$

Short-term employee benefits	821,414	647,248
Post-employment benefits	294,171	157,798
Israel deferred payments	653,768	-
Share-based payments	93,036	46,518

	1,862,389	851,564

Note 27. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by BDO Audit Pty Ltd, the auditor of the company, and its network firms:

	Consolidated
	31 December 2022	31 December 2021
	$	$

Audit services - BDO Audit Pty Ltd
Audit or review of the financial statements	79,500	56,000

Other services - BDO Audit Pty Ltd
Tax compliance services	5,000	4,500

BDO Audit Pty Ltd total	84,500	60,500

Audit services - BDO Israel
Audit or review of the financial statements	189,324	45,813

Other services - BDO Israel
IPO assurance services and others	177,546	36,821
Tax compliance services	11,112	8,850
Others	2,226	2,219

	188,884	47,890

BDO Israel total	378,208	93,703

Note 28. Contingent liabilities

There were no contingent liabilities at 31 December 2022 and 31 December 2021.

Note 29. Related party transactions

Parent entity

Mobilicom Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 31.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 29. Related party transactions (continued)

Key management personnel

Disclosures relating to key management personnel are set out in note 26.

Receivable from and payable to related parties

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated
	31 December 2022	31 December 2021
	$	$

Current payables:
Payables to related parties	25,667	3,667

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 30. Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	31 December 2022	31 December 2021
	$	$

Profit/(loss) after income tax	(18,542,719)	(1,768,488)

Total comprehensive income	(18,542,719)	(1,768,488)

Statement of financial position

	Parent
	31 December 2022	31 December 2021
	$	$

Total current assets	382,354	2,653,687

Total assets	382,354	2,653,687

Total current liabilities	105,273	179,519
Warrants financial liability	1,097,520	-

Total liabilities	1,202,793	179,519

Equity
Issued capital	35,673,114	20,540,488
Share-based payments reserve	832,239	716,753
Accumulated losses	(37,325,792)	(18,783,073)

Total equity	(820,439)	2,474,168

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity had no guarantees in relation to the debts of its subsidiaries as at 31 December 2022.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 30. Parent entity information (continued)

Contingent liabilities

The parent entity had no contingent liabilities as at 31 December 2022.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 31 December 2022.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following:

●	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

●	Investments in associates are accounted for at cost, less any impairment, in the parent entity.

●	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Note 31. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	31 December 2022	31 December 2021
		%	%
Mobilicom Ltd (“Mobilicom Israel”)	Israel	100.00%	100.00%
Mobilicom Inc	United States	100.00%	-

In late December 2022 and following the Company’s listing on NASDAQ and increased operations in the United States, the Company incorporated a wholly owned subsidiary Mobilicom Inc, a Delaware incorporated Company. As at 31 December 2022, there were no significant operations which commenced as the Company was in an incorporation phase.

Note 32. Events after the reporting period

No matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 33. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	31 December 2022	31 December 2021
	$	$

Loss after income tax expense for the year	(341,469)	(2,704,845)

Adjustments for:
Depreciation and amortisation	375,516	224,154
Share-based payments	309,256	223,171
Foreign exchange differences	(428,414)	172,573
Net gain on fair value movement of warrants	(3,768,466)	-
Lease interest	22,004	31,382

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	88,317	(239,623)
Decrease/(increase) in inventories	(347,668)	312,014
Increase in prepayments	(221,127)	(70,763)
Increase in trade and other payables	457,392	132,260
Increase/(decrease) in employee benefits	(614,554)	115,077
Increase/ (decrease) in Government liabilities	909	(1,579)

Net cash used in operating activities	(4,468,304)	(1,806,179)

Note 34. Earnings per share

	Consolidated
	31 December 2022	31 December 2021
	$	$

Loss after income tax attributable to the owners of Mobilicom Limited	(341,469)	(2,704,845)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	664,158,704	297,914,797

Weighted average number of ordinary shares used in calculating diluted earnings per share	664,158,704	297,914,797

	Cents	Cents

Basic earnings/(losses) per share	(0.05)	(0.91)
Diluted earnings/(losses) per share	(0.05)	(0.91)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in AASB 133 “Earnings per Share”. The rights to options are non-dilutive as the consolidated entity is loss generating.

Accounting policy for earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Mobilicom Limited , excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 34. Earnings per share (continued)

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Note 35. Share-based payments

Set out below is a summary of options granted and on issue at the end of the year.

31 December 2022

			Balance at				Balance at
		Exercise	the start of			Expired/	the end of
Grant date	Expiry date	price	the year	Granted	Exercised	forfeited	the year

27/04/2017	27/04/2022	$0.200	1,850,000	-	-	(1,850,000)	-
20/10/2016	20/10/2026	$0.120	614,090	-	-	-	614,090
05/11/2015	05/11/2025	$0.120	767,611	-	-	-	767,611
17/04/2018	16/04/2023	$0.150	2,200,000	-	-	(400,000)	1,800,000
30/05/2018	29/05/2024	$0.150	400,000	-	-	-	400,000
30/05/2019	25/06/2025	$0.150	3,000,000	-	-	-	3,000,000
05/08/2019	05/08/2022	$0.150	1,500,000	-	-	(1,500,000)	-
29/12/2020	29/12/2025	$0.080	9,400,000	-	-	(4,280,000)	5,120,000
15/07/2021	15/07/2026	$0.080	11,500,000	-	-	-	11,500,000
08/04/2022	08/04/2027	$0.080	-	400,000	-	-	400,000
08/04/2022	08/04/2027	$0.070	-	573,678	-	-	573,678
08/04/2022	08/04/2027	$0.050	-	6,530,000	-	(1,090,000)	5,440,000
			31,231,701	7,503,678	-	(9,120,000)	29,615,379

During the year, the company granted 7,503,678 unlisted options to employees and consultant of the Company. 1,380,000 options are fully vested at date of grant, 573,678 options are vested after 18 months, 2,000,000 options are vested after 3 years, and 3,550,000 options are vested after 4 years.

For the options granted during the current financial year, the valuation model inputs used to determine the fair value at the grant date, are as follows:

		Share price	Exercise	Expected	Dividend	Risk-free	Fair value
Grant date	Expiry date	at grant date	price	volatility	yield	interest rate	at grant date

13/04/2022	13/04/2027	$0.044	$0.080	80.40%	-	0.02%	$0.0238
13/04/2022	13/04/2027	$0.044	$0.070	80.40%	-	0.02%	$0.0250
13/04/2022	13/04/2027	$0.044	$0.050	80.40%	-	0.02%	$0.0278

Accounting policy for share-based payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 35. Share-based payments (continued)

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Note 36. Variation from Appendix 4E Preliminary Final Report

Since the ASX lodgment of the Appendix 4E and Preliminary Final Report, which were unaudited, on 28 February 2023, following the finalisation of the audit an adjustment has been made on the inventory balance. The nature of the adjustment is related to incorrect treatment of costing of assembled inventories. The value of the adjustment is amounted to $221,287. As a result of the adjustment net asset has increased by $221,287 to $17,860,907 and loss for the year has decreased by $221,287 to $341,469.

Mobilicom Limited
Directors’ declaration
31 December 2022

In the directors’ opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, the Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 2 to the financial statements;

●	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2022 and of its performance for the financial year ended on that date; and

●	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

Oren Elkayam
Chairman and Managing Director

30 March 2023
Tel Aviv

Mobilicom Limited
Independent auditor’s report to the members of Mobilicom Limited

[This page has intentionally been left blank for the insertion of page one of the independent auditor’s report]

Mobilicom Limited
Independent auditor’s report to the members of Mobilicom Limited

[This page has intentionally been left blank for the insertion of page two of the independent auditor’s report]

Mobilicom Limited
Independent auditor’s report to the members of Mobilicom Limited

[This page has intentionally been left blank for the insertion of page three of the independent auditor’s report]

Mobilicom Limited
Independent auditor’s report to the members of Mobilicom Limited

[This page has intentionally been left blank for the insertion of page four of the independent auditor’s report]

Mobilicom Limited
Independent auditor’s report to the members of Mobilicom Limited

[This page has intentionally been left blank for the insertion of page five of the independent auditor’s report]

Mobilicom Limited
Shareholder information
31 December 2022

The shareholder information set out below was applicable as at 8 March 2022.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

	Ordinary shares		Options over ordinary shares
		% of total		% of total
	Number	shares	Number	shares
	of holders	issued	of holders	issued

1 to 1,000	24	-	-	-
1,001 to 5,000	39	0.01	-	-
5,001 to 10,000	108	0.07	-	-
10,001 to 100,000	292	0.86	-	-
100,001 and over	218	99.06	34	100.00

	681	100.00	34	100.00

Holding less than a marketable parcel	365	-	-	-

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares
		% of total
		shares
	Number held	issued

HSBC Custody Nominees (Australia) Limited	986,294,215	74.09
Citicorp Nominees Pty Limited	36,830,176	2.77
IBI Trust Management (Oren Elkayam A/C)	36,404,774	2.73
IBI Trust Management (Yossi Segal A/C)	30,167,158	2.27
Zelwer Superannuation Pty Ltd (Zelwer Super Benefit Fnd A/C)	16,102,282	1.21
IBI Trust Management (Shalom Elkayam A/C)	12,051,511	0.91
UBS Nominees Pty Ltd	11,500,000	0.86
Mr Stephen J Ryan	11,316,682	0.85
IBI Trust Management (Asher Segal A/C)	10,132,481	0.76
IBI Trust Management (Luiza Segal A/C)	9,632,481	0.72
Muhlbauer Investments Pty Ltd (Muhlbauer Family A/C)	8,993,358	0.68
Mr Stephen J Pearce	6,867,687	0.52
Unavala Nominees Pty Ltd - Unaval Management Retirement A/C	5,500,000	0.41
Nabe Pty Ltd (The Glass A/C)	5,000,000	0.38
Geoff Shaw Hospitality Management Pty Limited	4,255,066	0.32
Hersham Holdings LLC	4,074,370	0.31
Mr Alan Hirmes	3,894,864	0.29
BNP paribas Nominees Pty Ltd (IB AU Noms Retailclient DRP)	3,739,932	0.28
HSBC Custody Nominees (Australia) Limited - A/C 2	3,475,000	0.26
Mrs Narelle Fay	2,615,145	0.20

	1,208,847,182	90.82

Mobilicom Limited
Shareholder information
31 December 2022

Unquoted equity securities

The total number of options over ordinary shares issued as at the date of this report are as follows:

	Number	Number
	on issue	of holders

Options over ordinary shares issued	93,615,379	34
Warrants issued in accordance with NASDAQ Listing	2,931,355	18

Substantial holders

Substantial holders in the Company are set out below:

	Ordinary shares
		% of total
		shares
	Number held	issued

HSBC Custody Nominees (Australia) Limited	986,294,215	74.09

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.